UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Baozun Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

06684L103 **

(CUSIP Number)

Catherine Zhu, Chief Financial Officer

No. 1-9, Lane 510, West Jiangchang Road

Shanghai 200436

The People’s Republic of China

Telephone: +86 21 6080-9991

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American depository shares, or ADSs, each representing three Class A Ordinary Shares, par value US$0.0001 per share, of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06684L103

1	NAME OF REPORTING PERSONS Champion Kerry Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,469,422 Class A Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,469,422 Class A Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,469,422 Class A Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6% of total Class A ordinary shares (or 14.4% of total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)[1]

14	TYPE OF REPORTING PERSON CO

1 Based on 169,928,854 Class A ordinary shares (excluding 3,239,277 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans and the shares repurchased by the Issuer from the open market under the Issuer’s share repurchase program) issued and outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed with the SEC on April 19, 2024. As-converted percentage is based on 13,300,738 Class B ordinary shares issued and outstanding as of March 31, 2024, and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to ten votes per share and is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	NAME OF REPORTING PERSONS ACCF Capital Management PTE.LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,469,422 Class A Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,469,422 Class A Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,469,422 Class A Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6% of total Class A ordinary shares (or 14.4% of total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)[2]

14	TYPE OF REPORTING PERSON CO

2 Based on 169,928,854 Class A ordinary shares (excluding 3,239,277 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans and the shares repurchased by the Issuer from the open market under the Issuer’s share repurchase program) issued and outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed with the SEC on April 19, 2024. As-converted percentage is also based on 13,300,738 Class B ordinary shares issued and outstanding as of March 31, 2024, and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to ten votes per share and is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	NAME OF REPORTING PERSONS JW Flashing Brilliant Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,469,422 Class A Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,469,422 Class A Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,469,422 Class A Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6% of total Class A ordinary shares (or 14.4% of total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)[3]

14	TYPE OF REPORTING PERSON CO

3 Based on 169,928,854 Class A ordinary shares (excluding 3,239,277 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans and the shares repurchased by the Issuer from the open market under the Issuer’s share repurchase program) issued and outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed with the SEC on April 19, 2024. As-converted percentage is also based on 13,300,738 Class B ordinary shares issued and outstanding as of March 31, 2024, and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to ten votes per share and is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	NAME OF REPORTING PERSONS Jun WANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,469,422 Class A Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,469,422 Class A Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,469,422 Class A Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6% of total Class A ordinary shares (or 14.4% of total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)[4]

14	TYPE OF REPORTING PERSON IN

4 Based on 169,928,854 Class A ordinary shares (excluding 3,239,277 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans and the shares repurchased by the Issuer from the open market under the Issuer’s share repurchase program) issued and outstanding as of March 31, 2024, as reported in the Issuer’s Form 20-F filed with the SEC on April 19, 2024. As-converted percentage is also based on 13,300,738 Class B ordinary shares issued and outstanding as of March 31, 2024, and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to ten votes per share and is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Baozun Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”), whose principal executive office is located at No. 1-9, Lane 510, West Jiangchang Road, Shanghai 200436, the People’s Republic of China.

Item 2. Identity and Background

(a)	This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Champion Kerry Inc., a company incorporated in the British Virgin Islands whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“Champion Kerry”);

(ii)	ACCF Capital Management PTE.LTD, a company incorporated in Singapore whose registered office is at 9 Temasek Boulevard #07-01, Suntec Tower Two, Singapore 038989 (“ACCF”);

(iii)	JW Flashing Brilliant Limited, a company incorporated in the British Virgin Islands whose registered office is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG1110, British Virgin Islands (“JW”); and

(iv)	Jun WANG, a citizen of the People’s Republic of China (“Mr. Wang”).

(b)	The agreement among the Reporting Persons relating to the joint filing of this Statement entered into on May 30, 2024 (the “Joint Filing Agreement”) in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act is attached to this Statement as Exhibit 99.1.

(c)	Champion Kerry is the record holder of 26,469,422 Class A Ordinary Shares of the Issuer reported in this Statement as beneficially owned by the Reporting Persons. ACCF holds 100% of the voting shares of Champion Kerry; in such capacity, ACCF may be deemed to have voting and investment power with respect to these Class A Ordinary Shares. JW is the sole shareholder of ACCF; in such capacity, JW may be deemed to have voting and investment power with respect to these Class A Ordinary Shares. Mr. Wang is the sole shareholder of JW; in such capacity, Mr. Wang may be deemed to have voting and investment power with respect to these Class A Ordinary Shares.

(d)	The name, business address, present principal occupation or employment and citizenship of each of the directors of the Reporting Persons as of the date hereof is set forth on Schedule A. None of the Reporting Persons has any executive officer.

(e)	During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar minor offenses) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Champion Kerry and JW are organized under the laws of the British Virgin Islands. ACCF is organized under the laws of Singapore. Mr. Wang is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

On May 30, 2024, Champion Kerry and Alibaba Investment Limited (“Alibaba”) entered into a Share Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2 (the “Share Purchase Agreement”). The description of the Share Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Pursuant to the Share Purchase Agreement, Alibaba has agreed to sell to Champion Kerry, and Champion Kerry has agreed to purchase from Alibaba, all of the right, title and interest of Alibaba in and pertaining to 26,469,422 Class A Ordinary Shares of the Issuer for an aggregate purchase price of US$21,780,893.

The aggregate number of Class A Ordinary Shares beneficially owned by the Reporting Persons is 26,469,422. The source of the funds used to purchase the Class A Ordinary Shares of the Issuer was capital contributions by the shareholders of such Reporting Persons and the available funds of such entities.

Item 4. Purpose of Transaction

As described in Item 3 above and Item 6 below, this Statement is being filed in connection with the acquisition of the Class A Ordinary Shares of the Issuer by Champion Kerry pursuant to the Share Purchase Agreement. The Reporting Persons acquired the securities described in this Statement for investment purposes and not with a view toward any resale or distribution thereof except in compliance with the Securities Act or state securities law (“Blue Sky Law”). The Reporting Persons intend to review their investments in the Issuer on an ongoing basis and might take actions at any time without prior notice, based on their assessment of various factors, including but not limited to the Issuer’s business and financial condition, results of operations and prospects, general market, economic and industry conditions, general market, industry and economic conditions, and alternative investment opportunities and other future developments.

The Reporting Persons reserve the right to change their intentions and may acquire additional securities of the Issuer or retain or dispose all or a portion of the securities they currently hold, either in the open market or in privately negotiated transactions. Additionally, the Reporting Persons and their designee to the Issuer’s board of directors may engage in discussions with management, the board of directors of the Issuer, and shareholders of the Issuer and other relevant parties.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters listed in Items 4(a)–(j) of Schedule 13D. The Reporting Persons may, however, depending on the factors discussed herein, change their purpose or develop different plans or proposals at any time.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number of Class A Ordinary Shares and the percentage of total Class A Ordinary Shares (and total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships are based upon 169,928,854 Class A Ordinary Shares and 13,300,738 Class B Ordinary Shares issued and outstanding as of March 31, 2024, as reported in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 19, 2024. Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 26,469,422 Class A Ordinary Shares of the Issuer, representing approximately 15.6% of total Class A Ordinary Shares (or 14.4% of total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares). The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

As of the date hereof:

(i)	Champion Kerry beneficially owns 26,469,422 Class A Ordinary Shares, which represents approximately 15.6% of total Class A Ordinary Shares (or 14.4% of total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

(ii)	ACCF, as the owner of 100% voting shares of Champion Kerry, may be deemed to beneficially own an aggregate of 26,469,422 Class A Ordinary Shares, which represents approximately 15.6% of total Class A Ordinary Shares (or 14.4% of total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

(iii)	JW, as the sole shareholder of ACCF, may be deemed to beneficially own an aggregate of 26,469,422 Class A Ordinary Shares, which represents approximately 15.6% of total Class A Ordinary Shares (or 14.4% of total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

(iv)	Mr. Wang, as the sole shareholder of JW, may be deemed to beneficially own an aggregate of 26,469,422 Class A Ordinary Shares, which represents approximately 15.6% of total Class A Ordinary Shares (or 14.4% of total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

(b)	The number of Class A Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c)	To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Class A Ordinary Shares during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons identified in this Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement described in Item 2 and the Share Purchase Agreement described in Item 3, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement dated as of May 30, 2024, by and among Champion Kerry, ACCF, JW and Mr. Wang.

99.2	Share Purchase Agreement dated as of May 30, 2024, by and among Champion Kerry and Alibaba.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2024

Champion Kerry Inc.

By:	/s/ Jun WANG
Name:	Jun WANG
Title:	Director

ACCF Capital Management PTE.LTD

By:	/s/ Jun WANG
Name:	Jun WANG
Title:	Director

JW Flashing Brilliant Limited

By:	/s/ Jun WANG
Name:	Jun WANG
Title:	Director

Jun WANG

/s/ Jun WANG

SCHEDULE A

LIST OF DIRECTORS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Jun WANG	People’s Republic of China	Director of Champion Kerry, ACCF and JW	HOUSE 93 ROBERTSON QUAY #27-02 SINGAPORE 238255

LI HUIHUI	Singapore	Director of ACCF	Unit 802B, Suntec Tower 1,7 Temasek Boulevard 038987 SINGAPORE